Exhibit No. 4.1

DESCRIPTION OF SECURITIES

Texas Pacific Land Trust (the “Trust”) was organized under a Declaration of Trust, dated February 1, 1888 (the “Declaration of Trust”), to receive and hold title to extensive tracts of land in the State of Texas, previously the property of the Texas and Pacific Railway Company, and to issue transferable Certificates of Proprietary Interest pro rata to the holders of certain debt securities of the Texas and Pacific Railway Company. The following description of the Trust’s securities and provisions of the Declaration of Trust are summaries and are qualified by reference to the Declaration of Trust, which has been incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this Description of Securities is an exhibit.

Certificates and Sub-shares. Certificates of Proprietary Interest (“Certificates”) and sub-share certificates of proprietary interest (“Sub-shares”) are interchangeable in the ratio of one Certificate for 3,000 Sub-shares or 3,000 Sub-shares for one Certificate of Proprietary Interest.

Outstanding. As of December 31, 2019, there were 7,756,156 Sub-shares outstanding and no Certificates outstanding.

Voting. Holders of the Sub-shares are entitled to one vote per Sub-share on all matters submitted to a vote of the Trust’s security holders.

Dividends. The Trust is permitted to pay dividends pursuant to the terms of the Declaration of Trust at the discretion of the Trustees. Texas Pacific is not a party to any agreement that would limit its ability to pay dividends in the future, although any future dividends are subject to the discretion of the Board of Trustees and will depend upon the Trust’s earnings, capital requirements and financial position, applicable requirements of law, general economic conditions and other factors considered relevant by the Board of Trustees.

Trading Market. The Sub-shares are traded on the NYSE under the symbol “TPL.”